Dundee Corporation launches a resource merchant banking and private equity limited partnership and provides $40 million of bridge and equity financing to Coro Mining

FOR IMMEDIATE RELEASE

Toronto, August 22, 2008 – Dundee Corporation (TSX: DC.A and DC.PR.A) together with its wholly owned subsidiaries, Dundee Resources Limited and The Dundee Bank, is pleased to announce the launch of a resource merchant banking limited partnership – Dundee Global Resource Limited Partnership  (“Dundee Global”).  The partnership will be sub-advised by Dundee Corporation’s asset management entity, Ravensden Asset Management.

Dundee Global is initially being funded by Dundee Corporation through a combination of cash and the transfer of the majority of its existing resource portfolio.  The partnership will benefit from Dundee’s knowledge and experience in private equity and merchant banking related to resources - a successful business thrust that has been germane to the growth of Dundee Corporation for many years.  Dundee Global, which will carry out all of Dundee Corporation’s future resource merchant banking activities, is seeking to attract funding from strategic third party partners.

The objective is for Dundee Corporation to benefit from its partnership ownership as well as earning a continuing source of asset management fees and portfolio performance fees.  Partnerships have been set up in Canada and the Cayman Islands to accommodate Canadian, foreign and tax exempt partners.

Today, Dundee Global is pleased to announce its first transaction, being an equity investment and bridge loan facility for Coro Mining Corp. (“Coro”) totalling $40 million.

The first part of the transaction will consist of a private placement of 2 million Coro units, each unit comprising one common share and one-half of a warrant, at $1.50 per unit (the “Units).  Each whole warrant will be exercisable at a price of $2 for a period of three years, subject to an accelerated exercise provision in the event Coro’s common shares trade at a simple average closing price equal to or greater than $2.75 per share for 20 consecutive trading days.  The second part of the financing will be used to fund the acquisition by Coro of the Cerro Negro Copper mine in Chile and will consist of a private placement of 8 million Coro Units and a US$25 million secured loan facility.  The closing is subject to certain conditions including all necessary regulatory approvals and, for the second part of the financing, Coro shareholder approval.  The partnership has been granted downside price protection for the private placements in the event Coro raises equity financing below $1.50 per share while the loan facility is outstanding or for 12 months from closing, if the loan is repaid earlier.  Following the closing of the transaction, the partnership will be entitled to nominate two directors to the Coro board of directors and will be provided a pre-emptive right to maintain its proportionate equity interest in the company.  Upon completion of the financings as contemplated, the partnership would own approximately 11,873,000 common shares of Coro and 5,000,000 warrants, representing 25.04% of the issued and outstanding common shares of Coro (32.19% assuming the exercise of the warrants).

“The Coro transaction represents a strategic investment in a company with a proven management team working in two countries where we have political confidence – Chile and Argentina – and a commodity – copper – which we believe has strong fundamentals going forward” said Ned Goodman, Executive Chairman of the Global Resource Partnership and CEO of Dundee Corporation.

Mr. Goodman went on to say that, “we remain bullish about the sustainability of higher long-term commodity prices.  We expect that a continuing build-up in first time global infrastructure for emerging countries, as well as the repair and modernization of deteriorating existing infrastructure for developed countries, should significantly extend the bull market in commodities, providing excellent opportunities for our merchant banking partnership.”

Creation of the merchant banking partnership is consistent with Dundee Corporation’s stated objective of leveraging its banking and resource expertise while investing as a principal and on behalf of others in unique global resource investment opportunities.

Dundee Corporation is an asset management company dedicated to wealth management, real estate and resources with approximately $71 billion under management and administration.  Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc.  Dundee Corporation’s real estate activities are conducted through its 75% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through Dundee Global Resource Limited Partnership.  The Dundee Bank is a Cayman Islands licensed bank.

For Further Information:

See Coro press release dated August 22, 2008.

Joanne S. Ferstman, CA

Executive Vice President & Chief Financial Officer
Dundee Corporation

(416) 365-5010

jferstman@dundeecorporation.com

Murray John

President & Chief Executive Officer

Dundee Resources Limited

(416) 365-5645

mjohn@dundeeresources.com